UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-16109

CoreCivic 401(k) Plan

(Full title of the Plan)

CORECIVIC, INC.

(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215

(Address and zip code of principal executive offices of the issuer)

CORECIVIC 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

The Administrative Committee, the Administrator and the Participants

CoreCivic 401(k) Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CoreCivic 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2013.

Savannah, Georgia

June 26, 2019

CORECIVIC 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
INVESTMENTS, at fair value	$288,450,784	$310,968,039

RECEIVABLES:
Employer contributions	986,903	1,348,012
Participant contributions and loan payments	903,286	108
Notes receivable from participants	16,992,310	16,497,903

Total receivables	18,882,499	17,846,023

NET ASSETS AVAILABLE FOR BENEFITS	$307,333,283	$328,814,062

See accompanying Notes to Financial Statements.

CORECIVIC 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$328,814,062	$295,693,047

ADDITIONS:
Interest on notes receivable from participants	473,429	837,320
Dividends	14,717,348	4,324,073
Employer contributions	17,487,859	15,838,579
Participant contributions	19,184,123	17,041,652
Net appreciation in fair value of investments	—	41,119,048

Total additions	51,862,759	79,160,672

DEDUCTIONS:
Administrative expenses	680,621	659,599
Benefits paid to participants	38,382,098	46,057,435
Net depreciation in fair value of investments	34,280,819	—

Total deductions	73,343,538	46,717,034

Net Increase/(Decrease)	(21,480,779)	32,443,638

Transfer in	0	677,377

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$307,333,283	$328,814,062

See accompanying Notes to Financial Statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE A — DESCRIPTION OF THE PLAN

The following description of the CoreCivic 401(k) Plan (the “Plan” or “CoreCivic 401(k)”) (formerly known as the Corrections Corporation of America 401(k) Savings and Retirement Plan) is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Sponsor

In November 2016, the Company rebranded which resulted in a name change from CCA of Tennessee, LLC (“CCA”) to “CoreCivic of Tennessee, LLC” (“CoreCivic”). The Plan’s sponsor is CoreCivic of Tennessee, LLC, formerly, CCA of Tennessee, LLC (“CCA of TN”), a wholly-owned subsidiary of Corrections Corporation of America (“CCA” or the “Company”) and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Employers

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility

Employees of CoreCivic and Participating Employers who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements. Effective January 1, 2019, the plan was amended to reduce the eligibility waiting period. Employees that have completed six months of service, as defined by the Plan, are eligible for participation in the Plan on the quarter entry date following the date they meet the eligibility requirements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”)).

The Plan agreement indicates that CoreCivic may provide discretionary employer “basic” and “matching” contributions. During 2018 and 2017, CoreCivic provided a Safe Harbor matching contribution equal to 100% of each employee’s eligible bi-weekly compensation, up to 5% of the employee’s eligible bi-weekly compensation. CoreCivic did not provide a discretionary basic contribution during 2018 or 2017. CoreCivic did provide a non-elective fringe contribution to certain employees at “Service Contract Act” (“SCA”) locations in 2018 and 2017. Those non-elective contributions are 100% vested immediately.

Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Participant Contributions

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses, as defined.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions after 2011. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan’s retirement age, as defined in the Plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of CoreCivic common stock of the vested portion of their account balance.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Participants who were participants in a plan assumed by CoreCivic in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the Plan Administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by CoreCivic. A hardship can only be taken from the amounts accumulated in the participant’s account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund CoreCivic’s matching or basic contributions. At December 31, 2018 and 2017, unallocated non-vested accounts totaled approximately $9,000 and $10,000, respectively. During the years ended December 31, 2018 and 2017, total forfeitures of $15,000 and $24,023, respectively, were used to reduce employer contributions made during the 2018 and 2017 Plan years.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant’s account. The interest rate for the loan shall be determined by the Plan Administrator commensurate with the rates used by commercial loans which would be made under similar circumstances. The interest rates on outstanding loans as of December 31, 2018, ranged between 4.25% and 6.50%.

Plan Termination

Although it has not expressed any intention to do so, CoreCivic may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants’ interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

From January 1, 2018 until October 16, 2018, Ascensus Trust Company (“Ascensus”), formerly Frontier Trust Company (“Trustee”) served as the Plan’s trustee. Ascensus Trust Company also served as the Plan’s custodian for all plan assets except those invested in the CoreCivic stock fund. Mid Atlantic Trust was the custodian for Plan assets invested in the CoreCivic stock fund. (Collectively, Ascensus Trust Company, and Mid Atlantic Trust are referred to as the “Custodians”). SunTrust Bank became the sole Trustee and investment custodian effective October 17, 2018.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of CoreCivic common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Prior to October 2015, the Plan had a fee agreement with Ascensus for recordkeeping services and with Wells Fargo for brokerage services. In late 2015, the Plan entered into a revised fee agreement with Ascensus for recordkeeping services and a new agreement with SunTrust for the brokerage services. In late 2018, the Plan entered into a new record-keeping agreement with SunTrust. The process for the administration of expenses, under all agreements, is as follows: All sub-TA and 12b-1 fees are deposited into the Administrative Fee Credit Account (AFCA) and then the recordkeeper and the broker are paid quarterly based on the signed fee agreements. Other plan eligible expenses are also paid from the AFCA. If the Plan does not have adequate funds in the AFCA, all participants’ accounts would be charged a quarterly administrative fee to cover those administrative costs. All administrative costs not covered by this charge are borne by CoreCivic and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities,

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2018 and 2017, approximately 10%, and 12%, respectively, of the Plan’s investments were held in the CoreCivic stock fund. As such, the underlying value of the overall investment holdings is dependent on the performance of CoreCivic’s common stock and the market’s evaluation of such performance.

New Accounting Pronouncements

ASU 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement: This ASU modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. This ASU will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The majority of the disclosure changes are to be applied on a prospective basis. The Company is currently in the process of reviewing this ASU to determine whether the modifications within the adopted prior to the effective date. This ASU is not expected to have a significant impact of the Plan’s fair value disclosures and no impact to the financial statements themselves. The Plan is currently assessing the timing and impact of adopting the updated provisions.

NOTE C — INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2018, the Plan had balances in 20 investment funds, consisting of 17 mutual funds, a common collective trust fund, a U.S. Treasury Cash Reserve Fund, and the CoreCivic common stock fund.

In 2018, the Investment Committee replaced the Principal Target Date funds and those balances were mapped to the JP Morgan Smart Retirement Funds in mid-2018. The Committee also replaced the Jennison Mid Cap Fund and those balances were mapped to the JP Morgan Mid-Cap Growth Fund. In the role as record-keeper, SunTrust utilized a cash fund (U.S. Treasury Cash Reserve Fund) for holding money during the recordkeeping transition and initial account set up. Since this was intended to be a holding fund only, those participants that elected to contribute to the fund had their account balance mapped to the Morley Stable Value fund in early 2019. The investment options are described as follows.

1.

The Morley Stable Value Fund – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2.

Intermediate Bond Fund of America – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3.

Washington Mutual Investors Fund – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4.

American Balanced Fund – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

5.

AllianzGI Focused Growth Fund – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6.

JP Morgan Mid-Cap Growth Fund—a mutual fund that seeks growth of capital. At least 80% of the fund’s assets will be invested in equity securities of mid cap companies, including common stocks and debt securities and preferred stocks that are convertible to common stocks. The fund invests primarily in common stocks of mid cap companies which the fund’s adviser believes are capable of achieving sustained growth.

7.

EuroPacific Growth Fund – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

8.

Vanguard Institutional Index Fund – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

9.

Growth Fund of America – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

10.

Vanguard Small Cap Institutional Index Fund – a mutual fund that seeks to replicate the total return of the CRSP US Small Cap Value Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the index, holding each stock in approximately the same proportion as its weighting in the index.

11.

Vanguard Mid Cap Index Fund Admiral – a mutual fund that seeks to replicate the total return of the CRSP US Mid Cap Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

12.

Janus Henderson Triton N – a mutual fund that seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. It invests in equity securities of small- and medium-sized companies. Generally, having a market capitalization of less than $10 billion. The fund may also invest in foreign securities, which may include investments in emerging markets.

13.	CoreCivic Stock Fund – CoreCivic common stock.

14.

JPMorgan SmartRetirement Income Fund – a mutual fund that seeks current income and some capital appreciation. The fund is a “fund of funds” that primarily invests in other mutual funds within the same group of investment companies, and is generally intended for investors who are retired or about to retire soon.

15.

JPMorgan SmartRetirement 2020 Fund – a mutual fund that seeks high total returns with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. The fund invests primarily in other mutual funds within the same group of investment companies, and is generally intended for investors expecting to retire around the year 2020.

16.

JPMorgan SmartRetirement 2030 Fund – a mutual fund that seeks high total returns with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. The fund invests primarily in other mutual funds within the same group of investment companies, and is generally intended for investors expecting to retire around the year 2030.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

17.

JPMorgan SmartRetirement 2040 Fund – a mutual fund that seeks high total returns with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. The fund invests primarily in other mutual funds within the same group of investment companies, and is generally intended for investors expecting to retire around the year 2040.

18.

JPMorgan SmartRetirement 2050 Fund – a mutual fund that seeks high total returns with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. The fund invests primarily in other mutual funds within the same group of investment companies, and is generally intended for investors expecting to retire around the year 2050.

19.

JPMorgan SmartRetirement 2060 Fund – a mutual fund that seeks high total returns with a shift to current income and some capital appreciation over time as the fund approaches and passes the target retirement date. The fund invests primarily in other mutual funds within the same group of investment companies, and is generally intended for investors expecting to retire around the year 2060.

20.	U.S. Treasury Cash Reserves Fund—a fund that seeks high current income with liquidity and stability of principal.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

NOTE D — FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

1.	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

2.	Mutual funds: Valued at the net asset value of shares held by the Plan at year end in an active market.

3.

Common collective trust fund: Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

Fair Value Measurements as of December 31, 2018, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$244,350,214			$244,350,214
Common stock	28,138,011			28,138,011

Total assets in the fair value hierarchy	$272,488,225			$272,488,225
Investments measured at Net Asset Value (NAV)*				15,962,559

Investments at fair value	$272,488,225			$288,450,784

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

Fair Value Measurements as of December 31, 2017, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$259,218,360			$259,218,360
Common stock	36,426,844			36,426,844

Total assets in the fair value hierarchy	$295,645,204			$295,645,204
Investments measured at Net Asset Value (NAV)*				15,322,835

Investments at fair value	$295,645,204			$310,968,039

*

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The following table summarizes investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2018 and 2017, respectively.

Description	Fair Value 12/31/2018	Fair Value 12/31/2017	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$15,962,559	$15,322,835	n/a	Daily	30 days

NOTE E — ASSETS TRANSFERRED FROM OTHER PLANS

During 2017, CoreCivic transferred the assets from the Correctional Management Inc. 401(k) Plan, covering employees of certain of its subsidiaries into the Plan. This activity is presented separately under the caption “Transfer In” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2017.

NOTE F — FEDERAL INCOME TAX STATUS

Effective January 1, 2016, the Plan was amended and restated. A new Internal Revenue Service (IRS) determination letter was issued dated April 27, 2017. The Plan currently is designed and is being operated in compliance with the applicable requirements of the Code and the Plan continues to qualify under Code Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2018.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — RELATED PARTY TRANSACTION

Ascensus was the trustee and custodian of the Plan for all Plan assets except those invested in the CoreCivic common stock fund, and Mid Atlantic Trust was the custodian of the CoreCivic common stock fund until October 16, 2018. SunTrust became the new trustee and custodian effective October 17, 2018. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE H — RECONCILIATION TO FORM 5500

As of December 31, 2018 and 2017, the Plan had $0 and $852,189 respectively, of pending distributions to participants who elected to withdraw from the Plan. The reduction in the amount of pending distributions from year-end 2017 to year-end 2018 is due to the transition of recordkeeping services during 2018. SunTrust operates with an integrated Trust and as such the Plan Administrator can approve distributions on a daily basis, thus reducing the amount of pending distributions as of year-end. Pending distribution amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with GAAP.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2018 and 2017, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits
	2018	2017	2018	2017
Per the financial statements	$—	$—	$307,333,283	$328,814,062
Amounts allocated to withdrawing participants	—	852,189	—	(852,189)

Per the Form 5500	$—	$852,189	$307,333,283	$327,961,873

The following is a reconciliation of benefit distributions for the years ended December 31, 2018 and 2017, per the financial statements to the Form 5500.

	Benefits Distributions
	2018	2017
Per the financial statements	$38,382,098	$46,057,435
Add: Amounts allocated to withdrawing participants at end of year	—	852,189
Deduct: Amounts allocated to withdrawing participants at end of prior year	(852,189)	(854,447)

Per the Form 5500	$37,529,909	$46,055,177

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE I — LIMITATION ON CORECIVIC STOCK FUND ELECTIONS AND TRANSFERS INTO THE CORECIVIC STOCK FUND

The Plan Administrative Committee, with the approval of the CoreCivic Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the CoreCivic stock fund. Transfers into the CoreCivic stock fund from the Plan’s other funds are also subject to the same limitation.

Through December 31, 2016, twenty-five percent (25%) was the maximum percentage of a participant’s new contributions permitted to be invested in the CoreCivic stock fund. Requests to transfer funds into the CoreCivic stock fund were not to be permitted if, at the time of transfer, the transfer would cause the participant’s CoreCivic stock fund balance to exceed 25% of the participant’s total plan balance.

The Investment Committee approved a change to this maximum percentage and effective as of January 1, 2017, ten percent (10%) is the maximum percentage of a participant’s new contributions permitted to be invested in the CoreCivic stock fund. In addition, requests to transfer funds into the CoreCivic stock fund were not permitted if, at the time of the transfer, the transfer would cause the participant’s CoreCivic stock fund balance to exceed 10% of the participant’s total plan balance.

SUPPLEMENTAL SCHEDULE

CORECIVIC 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 62-1806755, Plan 001

SCHEDULE H, LINE 4i

DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	US Treasury	Federated US Treasury Cash Reserves	*	*	$1,182,737
	The American Funds Group	Intermediate Bond Fund of America	*	*	8,014,857
	The American Funds Group	American Balanced Fund	*	*	32,226,134
	The American Funds Group	Washington Mutual Investors Fund	*	*	29,703,597
	The American Funds Group	EuroPacific Growth Fund	*	*	15,975,645
	Allianz Funds	AllianzGI Focused Growth Fund	*	*	24,092,166
	The American Funds Group	Growth Fund of America	*	*	20,809,472
	Vanguard Investment	Vanguard Institutional Index Fund	*	*	24,792,379
	Vanguard Investment	Vanguard Mid Cap Index Fund	*	*	2,136,341
	Vanguard Investment	Vanguard Small Cap Index Fund	*	*	11,932,987
	Janus Funds	Janus Henderson Triton Fund	*	*	3,381,855
	JP Morgan	JP Morgan Mid Cap Growth Fund	*	*	16,710,013
	Morley Financial	Morley Stable Value Fund	*	*	15,962,559
	JP Morgan	JP Morgan SmartRetirement Income	*	*	3,539,809
	JP Morgan	JP Morgan SmartRetirement 2020	*	*	10,993,620
	JP Morgan	JP Morgan SmartRetirement 2030	*	*	16,422,399
	JP Morgan	JP Morgan SmartRetirement 2040	*	*	10,149,650
	JP Morgan	JP Morgan SmartRetirement 2050	*	*	11,888,466
	JP Morgan	JP Morgan SmartRetirement 2060	*	*	398,087
*	CoreCivic	CoreCivic Common Stock Fund	*	*	28,138,011
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 6.50% with varying maturity dates)	—		16,992,310

		Total			$305,443,094

*	Indicates party-in-interest.
**	Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 27, 2018	By:	/s/ Brian Hammonds
	Name:	Brian Hammonds
	Title:	Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic, Inc., the sole member of CoreCivic of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm